SEC

18001591

Public

SEC Processing Section
MAR 01 2018
Washington DC
415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-068718~~ 8-68718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United First Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Eleven Times Square, 16th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Barlow (212)-266-5657
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route 1, Suite 1403	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Barlow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United First Partners LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

JOKELY M. MARINO
Notary Public, State of New York
No. 01MA6328744
Qualified in Queens County
Commission Expires 8/10/2019

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
United First Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of United First Partners LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 27, 2018

517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732

A PCAOB REGISTERED FIRM
New Jersey • California • Cayman Islands

IAPA

UNITED FIRST PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2017
ASSETS	
Cash	$ 273,318
Restricted cash	144,763
Property and equipment (net of accumulated depreciation of $650,002)	58,573
Due from broker	2,859,914
Commissions receivable	321,541
Other assets	130,909
Total assets	$ 3,789,018
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 879,090
Due to affiliates	752,775
Liabilities subordinated to claims of general creditors-related party	1,100,000
Total liabilities	2,731,865
Member's equity	1,057,153
Total liabilities and member's equity	$ 3,789,018

See accompanying notes to financial statements.

Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

United First Partners LLC (the "Company") was formed in New York on August 31, 2010. The Company is wholly owned by United First Partners Holdings LLC (the "Parent"). Effective August 5, 2011, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i), clearing all SEC Rule 15a-6 transactions on a DVP/RVP basis, and SEC Rule 15c3-3(k)(2)(ii) clearing all US institutional transactions on an RVP/DVP basis. The Company does not hold any customer funds or safe keep customer securities. The Company's broker dealer activity consists primarily of selling foreign and domestic corporate equity securities, engaging in U.S. options execution, and providing research reports. The Company commenced its broker dealer operations on August 28, 2012.

In February 2016, The Company received FINRA approval amending the provision of research reports to allow it to issue first party research (research it publishes and distributes) and also approval to engage in the following additional business lines: trading securities for its own account, acting as a selling group agent, private placements, and M&A advisory services. Other than research, the Company has not engaged in any of these additional approved activities since obtaining approval.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The Company has evaluated subsequent events through the date these financial statements were available to be issued.

Commission Income

Commission and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

Restricted Cash

The Company is required to maintain cash or cash equivalents as collateral for a standby letter of credit.
See Note 6.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes and Deferred Income Taxes

The Company is not a taxpaying entity for Federal or State income tax purposes. The loss of the Company is reported on the Parent's tax returns. The Company is subject to taxation in local jurisdictions. As of December 31, 2017, the Company's tax returns for tax years 2013 to 2017 are subject to examination by the tax authorities.

Deferred tax assets and liabilities are measured using the tax rates that apply to taxable income in the period in which the deferred tax asset or liability is expected to be realized or paid. The difference is primarily due to capitalized start-up costs, depreciation, and net operating losses for income tax reporting. Valuation allowances are established to reduce deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. The deferred tax asset and the valuation allowance decreased by approximately $39,000 during 2017. At December 31, 2017, the Company's deferred tax asset is as follows:

Deferred Tax Asset	$ 118,000
Valuation Allowance	$ (118,000)

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2017, The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2017.

Translation of Foreign Currency

The Company's reporting currency is the United States Dollar. Cash denominated in foreign currencies are translated into United States Dollars at the period end exchange rate. Gains and losses resulting from foreign currency transactions, which are translated at the transaction date, are included in net income (loss).

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and brokers with maturities of three months or less.

Commissions Receivable

Commissions receivable are reported at the amount management expects to collect on balances outstanding at year-end. The Company considers all commissions receivable to be fully collectible.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, and timing uncertainty of revenue and cash flows arising from customer contracts, including significant judgements and changes in judgements and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting year, with earlier adoption permitted for reporting periods beginning after December 15, 2016.ASU 2014-09 may be applied using either a full retrospective approach, under which all years included in the financial statements will be presented under the revised guidance, or a modified retrospective approach, under which financial statements will be presented under the revised guidance, or a modified retrospective approach, under which financial statements will be prepared under the revised guidance for the year of adoption, but not for prior years. Under the latter method, entities would recognize a cumulative catch-up adjustment to the opening balance of retained earnings at the effective date for contracts that still require performance by the entity and disclose all line items in the year of adoption as if they were prepared under the old revenue guidance.

The Company adopted the standard as of January 1, 2018.

2. Concentrations of Business Risk and Credit Risk and Uncertainties about the nature

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of insured amounts. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

The Company's security transactions are cleared by one registered broker-dealer pursuant to a clearing broker agreement. The Company is subject to credit risk to the extent its clearing broker-dealer with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company bears the risk of financial failure by its clearing broker-dealer. If the clearing broker-dealer should cease doing business, the Company's receivables from such clearing broker-dealer could be subject to forfeitures.

3. Property and Equipment

The components of Property and Equipment are:

Leasehold improvements	$	333,254
Furniture and fixtures		135,519
Office equipment		243,162
		710,575
Less: Accumulated depreciation and amortization		(652,002)
	$	58,573

4. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1(a)(1)(ii). It computes its net capital under the alternative method, which requires the Company to maintain a minimum net capital of the greater of 2% of aggregate debit items or $250,000 minimum net capital. At December 31, 2017, the Company had net capital of $1,624,622 which was $1,374,622 in excess of its required net capital of $250,000.

5. Operating Leases

In March 2017, the Company extended its lease agreement to lease office space in New York City until January 31, 2023. The average monthly lease payment through September 2017 was $27,914. Commencing October 1, 2017, the average monthly lease payment is $33,391. The Company was given credit (approximately $100,000) for the first three months of rent. Such deferred rent amount is included in accounts payable and accrued expenses in the accompanying statement of financial condition. In addition, the Company is required to pay its share of the Office Condominium Units' operating expenses, Building Improvement District expenses, and real estate taxes. Under this extension, The Company's share of these items is 0.4791%. The Company recognizes rent on a straight line basis. The Company entered into a standby letter of credit agreement of approximately $145,000 in lieu of a security deposit.
Future minimum lease payments under the lease (excluding common charges) are as follows:

2018	$	400,688
2019		400,688
2020		400,688
2021		400,688
2022		400,688
2023		33,391
	$	2,036,831

6. Restricted Cash and Lease Guarantee

The Company is required to maintain a standby letter of credit in the amount of $144,763 to guarantee payment of its leased office space in New York City. The Company has pledged deposits of $144,763 as collateral in a bank account. As of December 31, 2017, no amounts were drawn on the standby letter of credit.

7. Liabilities Subordinated to Claims of General Creditors-Related Party

Borrowings under a subordination agreement aggregated $1,100,000 at December 31, 2017.The subordinated borrowings-related party are due to UFP Holdings, LLC and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowing was approved by FINRA in June 2017 and expires in June 2018. Interest on the loan is computed at 9% per annum. Interest expense on the subordinated borrowing from the June 2017 issuance to December 31, 2017 amounted to approximately $48,500 and is included in due to affiliates in the accompanying statement of financial condition.

8. Related Party Transactions

As of December 31, 2017, related party amounts payable are as follows:

Due to United First Partners Holdings LLC	$	569,181
Due to UFP Research SA		175,594
Due to United First Partners LLP		8,000
	$	752,775

The Company is 100% owned by United First Partners Holdings LLC ("UFP Holdings LLC") and is under common control with UFP Research SA and United First Partners LP ("UFP LLP").

Pursuant to an agreement with UFP Holdings LLC, the Company will pay management fees based on the costs incurred in the provision of services by the Managing Partners.

The Company pays UFP LLP a monthly charge for compliance services of $8,000 per month.

Pursuant to an agreement with UFP Research SA, UFP Research SA provides equity research to the Company for distribution to its clients. These services are billed to the Company on a monthly basis. Either party can terminate the agreement by giving the other party 60 days notice or if there is a bankruptcy, liquidation, or dissolution of either party.

9. Unit Grant Agreement

Under the terms of a Unit Grant Agreement, an employee was granted 100,000 Class B units (Units). 50,000 units were vested. The employee vests in the units over a 5 year period beginning in 2012. The value of the units is based upon the profitability of the Company and other criterion. At December 31, 2017, the units have no value.

10. Due from Clearing Brokers

In the normal course of business, the Company acts as an introducing broker and, accordingly, substantially all of the Company's securities transactions, money balances, and security positions are transacted and held with the Company's clearing broker. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties. Cash denominated in foreign currencies are: Long positions: Norwegian Krone 77; Short Positions: British pounds 26,965, Canadian dollar 13,768, Japanese Yen 14,935, Swedish Krone 325, Swiss Franc 3,888. Net short positions, translated to $51,615 US Dollars, are carried at the Company's Clearing broker. At December 31, 2017, $2,859,914 was due from its clearing brokers.

11. Retirement Plan

The Company adopted a 401K plan in August 2014 for all eligible employees to which it makes Safe Harbour Contributions by way of a percentage contribution to non-highly compensated employees. Contributions to that plan totaled $16,767 in 2017, and no contributions were outstanding as of December 31, 2017.

UNITED FIRST PARTNERS LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

PUBLIC

CONTENTS